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                             August 31, 2023

       Xiaopeng He
       Chairman and Chief Executive Officer
       XPeng Inc.
       No. 8 Songgang Road, Changxing Street
       Cencun, Tianhe District, Guangzhou
       Guangdong 510640
       People   s Republic of China

                                                        Re: XPeng Inc.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-39466

       Dear Xiaopeng He:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Fiscal Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 158

   1. We note the certification by your Chair and CEO attached as Exhibit 15.3 in connection with your required
submission under paragraph (a). Please supplementally describe any materials that were
reviewed and tell us whether you relied upon any legal opinions or third party
certifications such as affidavits as the basis for your submission. In your response, please
provide a similarly detailed discussion of the materials reviewed and legal opinions or third
party certifications relied upon in connection with the required disclosures under
paragraphs (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your consolidated foreign
operating entities are officials of the Chinese Communist Party. For instance, please tell
us how the board members    current or prior memberships on, or
 Xiaopeng He
XPeng Inc.
August 31, 2023
Page 2
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. We note your statement under Item 16I that your consolidated foreign operating entities are incorporated or otherwise organized in the PRC. However, the list of subsidiaries in
      Exhibit 8.1 appears to indicate that you have subsidiaries outside the PRC. Please provide the disclosures required under Item 16I(b) for yourself and your consolidated foreign operating entities in your supplemental response, or tell us how your current disclosure meets this requirement.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Christopher Dunham at 202-551-3783 or Jennifer Gowetski at 202-551-
3401 with any questions



                                                           Sincerely,
FirstName LastNameXiaopeng He
                                                           Division of
Corporation Finance
Comapany NameXPeng Inc.
                                                           Disclosure Review
Program
August 31, 2023 Page 2
cc:       Yi Gao
FirstName LastName